UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Landa App 3 LLC
(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street, New York, NY 10011
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The series-level combined supplemental information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual series.

Overview

Landa App 3 LLC (the “Company,” “we”, “us,” or “our”) is a Delaware series limited liability company. The Company was formed for the purpose of creating one or more series (a “Series”) and offering membership interests (“Shares”) in such Series and may form new Series from time to time. Each Series will be governed by the Master Agreement and the Series Designation for such Series.

The purpose of the Series is to acquire, hold and manage multifamily rental properties (each a “Property”) and offer a unique investment opportunity for eligible investors to benefit from the performance of such Properties. The Series’ primary investment objective is to acquire desirable Properties that provide attractive, risk adjusted, returns. We intend to acquire Properties located in “metropolitan statistical areas” that provide economic growth and strong rental demand. Our objective is to manage each of the Properties in an effort to maximize net rental income and the amount of cash flow that is distributed to the holders of the Shares of the applicable Series. To that end, we will target Properties that we believe are in a stable condition as we determine through due diligence during the acquisition process. We will seek to acquire Properties that we believe will provide monthly net income distributions to investors, without holding periods, and without charging asset management fees. Real estate acquisitions will be on an opportunistic basis. However, there is no assurance that our management or acquisition objectives will be realized. We expect that the Company’s, and each Series’, sole source of income will be from rental income and any profits on the appreciation of any Property, if there is a disposition of the Property.

Each Series has been engaged primarily in acquiring its underlying Property from Landa Properties, LLC (“Landa Properties”) financed initially through promissory notes issued to Landa Holdings, Inc. (the “Manager”) and developing the financial, offering and other materials to begin offering Shares in such Series through the Landa Mobile App. See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, as we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager, and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

*	continue to identify and acquire high quality, attractive Properties at competitive prices to securitize on the Landa Mobile App;

*	market the Landa Mobile App and our offerings in individual Series and attract investors to the Landa Mobile App;

*	continue to develop the Landa Mobile App and provide the information and technology infrastructure to support the issuance of interests; and

*	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Series with Qualified Shares as of June 30, 2022

Shares in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended, as of June 30, 2022. For more information about each Series, please see the “Master Series Table” under “Series Offerings” of our Offering Circular, which can be found here and is incorporated herein by reference and the section entitled “Recent Developments” of this Semiannual Report.

Series(1)	Property
Landa App 3 LLC - 6696 Mableton Parkway SE, Mableton, GA 30126 LLC(2)	6696 Mableton Parkway SE, Mableton, GA 30126
Landa App 3 LLC - 996 Greenwood Ave NE, Atlanta, GA 30306 LLC(2)	996 Greenwood Ave NE, Atlanta, GA 30306
Landa App 3 LLC - 24 Ditmars Street, Brooklyn, NY 11221 LLC(2)	24 Ditmars Street, Brooklyn, NY 11221
Landa App 3 LLC - 1363 Hancock Street, Brooklyn, NY 11211 LLC (3)	1363 Hancock Street, Brooklyn, NY 11211
Landa App 3 LLC - 132 Cornelia Street, Brooklyn, NY 11221 LLC (3)	132 Cornelia Street, Brooklyn, NY 11221
Landa App 3 LLC - 368 Irwin Street NE, Atlanta, GA 30312 LLC(3)	368 Irwin Street NE, Atlanta, GA 30312

(1) Each Series herein is also referred to below in shortened form as “Landa Series” followed by its street address only.

(2) The Series was organized on March 1, 2022.

(3) The Series was organized on May 23, 2022.

Each Series acquired title to its underlying Property from Landa Properties LLC (“Landa Properties”) in July 2022.

The Company, through each Series, commenced operations on June 24, 2022 (Inception).

Recent Developments

The tables below provide information with respect to recent developments of the Series including dividend payments, lease renewals, vacancies and defaults. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U	Subject
Filing Date and hyperlink	Leasing Status	Distributions	Other
07/14/2022		X	Transfer of Title
07/25/2022	X
08/04/2022	X
08/09/2022		X
08/29/2022			Refinancing
09/06/2022	X
09/07/2022		X

Market Outlook—Real Estate Finance Markets

While the ongoing impact of COVID-19 has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for single-family rentals. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from the Manager allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to inflation, interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Recently, the US experienced the fastest increase in prices since 1981, leading to inflation exceeding nine percent (9%) in June 2022 according to the U.S. Bureau of Labor Statistics. In response, the Federal Reserve raised interest rates by the largest amount since 1994, ending a near four-decade trend of falling, near-zero interest rates. This shift in interest rates drove mortgage rates to their highest levels in nearly 14 years. We believe that the net result of these increases in interest rates further deter home purchase activity generally, but particularly among millennials who are more likely to require debt, which ultimately may lead to an increase in demand for rentals.

Rising inflation may adversely affect a Series by increasing costs of goods, materials, labor, and fuel, which may increase such Series’ operating expenses. In addition, higher interest rates, may make it difficult or expensive for a Series to refinance any outstanding indebtedness, including the Acquisition Notes (as defined in the Offering Circular), with a new mortgage or other debt financing. As of the date of this Offering Circular, neither the Company nor any of the Series has been materially impacted by inflationary pressures or rising interest rates. The Manager will continue to monitor and assess economic conditions, and intends to take reasonable steps to mitigate any impact on a Series and/or its underlying Property, or the Company in general.

Impact of the COVID-19 Coronavirus Pandemic

The international spread of COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which this pandemic could continue to affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including, but not limited to, duration, scope, government actions, and other social responses. Beginning in March 2020, many states in the U.S., including Georgia and New York, where our current Properties are located, implemented stay-at-home and shutdown orders for all “non-essential” business and activity in an aggressive effort to mitigate the spread of COVID-19. These orders have continued to evolve resulting in a full or partial lifting of these restrictions at various points over the past two years. Vaccinations for the COVID-19 virus have been widely distributed among the general U.S. population which has resulted in a loosening of previously mandated restrictions. However, the potential emergence of vaccine-resistant variants of COVID-19 could trigger restrictions to be put back in place. Such restrictions may include mandatory business shut-downs, reduced business operations and social distancing requirements.

The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Properties are and will be located are unknown. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. In addition, our business may be affected by our ability to hire and/or maintain adequate staffing and by disruption in the supply chain for building, construction and related goods and materials. For more information, please see the section entitled “Risk Factors – The COVID-19 pandemic may adversely affect our business” of our Offering Circular, which is incorporated herein by reference.

Results of Operations

Revenues:

Revenues are generated at the Series level. Rental revenues consist of rental amounts collected under the lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts. Each Series enters into a lease agreement directly with the tenant. Each lease has a term of one year.

We generated rental revenues of $9,986 for the period of June 24, 2022 (Inception) through June 30, 2022. The following table summarizes the rental income by Series for the period ending June 30, 2022:

For the period of June 24, 2022 (Inception) thru June 30, 2022
Series	Rental Income
Landa Series 996 Greenwood Avenue NE	$830
Landa Series 6696 Mableton Parkway SE	586
Landa Series 368 Irwin Street NE	1,844
Landa Series 1363 Hancock Street	2,940
Landa Series 24 Ditmars Street	1,995
Landa Series 132 Cornelia Street	1,791
Total Combined	$9,986

Expenses:

Expenses are incurred at the Series level. Additional information regarding the nature and description of each of these expenses can be found below.

Operating Expenses. Each Series incurs certain ongoing expenses related to such Series or the Property held by such Series, including, but not limited to, (i) any and all fees, costs and expenses incurred in connection with the management of a Property, (ii) any and all insurance premiums or expenses, including property insurance in connection with the Series’ Property, (iii) any withholding or transfer taxes imposed on the Company or a Series as a result of its or their earnings, investments or withdrawals in connection with the Property, (iv) any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements in connection with the Property, (v) any legal fees and costs (including settlement costs) arising in connection with any disputes with tenants, litigation or regulatory investigation instituted against the Series or a Manager in connection with the affairs of the Series, and (vi) any fees, costs and expenses of engaging a third-party registrar and transfer agent appointed by the Manager in connection with a Series and (vii) any indemnification obligations of a Series. For more information, please see the section of the Offering Circular entitled “Description of our Business – Operating Expenses”, which is incorporated herein by reference.

Depreciation and Amortization. The Series recognize depreciation and amortization expense associated with their Properties and other capital expenditures over the expected useful lives of their Properties.

We incurred expenses of $15,522 for the period of June 24, 2022 (Inception) through June 30, 2022. The following table summarizes the expenses incurred by Series:

	For the period of June 24, 2022 (Inception) thru June 30, 2022
Series	Operating Expenses	Depreciation	Total Expenses
Landa Series 996 Greenwood Avenue NE	$2,452	$1,168	$3,620
Landa Series 6696 Mableton Parkway SE	506	202	708
Landa Series 368 Irwin Street NE	1,294	522	1,816
Landa Series 1383 Hancock Street	2,494	1,255	3,749
Landa Series 24 Ditmars Street	2,170	944	3,114
Landa Series 132 Cornelia Street	1,648	868	2,516
Total Combined	$10,533	$4,989	$15,522

Liquidity and Capital Resources

The Company commenced operations in June 2022. The Company did not commence its operations prior to the qualification of its initial Offering Statement. In addition, no Series commences its operations prior to the qualification of an offering statement (or amendment) in which such Series is included and the transfer of title of each of the Properties from Landa Properties to the applicable Series.

Once a Series commences its planned principal operations, it will incur significant additional expenses. Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager.

Each Series commenced planned operations on the date of acquisition of its Property. Each Series will be dependent upon raising the full offering amount. These conditions raise substantial doubt about the Company’s and Series’ ability to continue as a going concern. See Note 1 of the Financial Statements included in this Semiannual Report.

Prior to the closing of the first offering of each Series, each Series will distribute all cash held by such Series to the Manager, except for the initial reserve allocation for such Series.

In connection with the acquisition, or expected acquisition of its Property from Landa Properties, each Series issues a promissory note to the Manager (“Acquisition Note”). The Acquisition Notes represent unsecured related-party loans between each respective Series and Landa Holdings. The Acquisition Notes bear an interest rate of up to four and a half percent (4.5%) per annum, provided that interest will not accrue on the Acquisition Notes issued by each Series, and no payment of amounts outstanding under such Acquisition Notes will be due, prior to the transfer to the applicable Series of title to its Property, and if such title transfer does not occur prior to the maturity of such Acquisition Note, such Acquisition Note will terminate with no obligation for the Series to make any payment thereunder.

Each Acquisition Note includes payment to the Manager of an Acquisition Fee ranging from five percent (5%) to ten percent (10%) of the purchase cost of the Property. The Acquisition Fee for each Series is calculated by the Manager, acting in its sole discretion, based on several factors including the purchase cost of the Property, as well as sourcing and due diligence costs incurred in connection with the acquisition of the Property. Please see the “Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App LLC Series (Acquisition Note)” which is included as an exhibit to this Semiannual Report for more information.

Each Series uses substantially all of the net proceeds from its offering to pay down all or a portion of the balance of its Acquisition Note.

We expect that in most instances, each Series will seek to further refinance any outstanding indebtedness. The Manager may from time to time modify a Series’ financing policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of its Property, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. The Series cannot exceed the leverage limit of its leverage policy unless any excess in borrowing over such level is approved by the Manager.

We expect the Series to hold each of the Properties indefinitely; however, the Manager, acting in its sole discretion, may dispose of a Property and dissolve a Series pursuant to the terms of the Master Agreement.

Further, each Series has certain fixed Operating Expenses, which in the case of the Series will be regardless of whether it is able to raise substantial funds in its offering.

Each Series expects to use its capital resources to make certain payments to the Manager in connection with the management of its Property and costs incurred by the Manager in providing services to it.

The Manager will receive fees and expense reimbursements pursuant to the Series’ management agreement.

Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the membership interests.

The Manager or its affiliates may provide loans to the Series following its offering, which are used, among other things, to refinance any borrowings relating to such Series’ Property or, in the event a Series incurs a significant unforeseeable expense or vacancy, to be used by such Series to cover its debt obligations or other liabilities. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest no greater than seven percent (7%) on that loan at a rate to be determined solely by the Manager.

Cash Balances

As of June 30, 2022, the Company itself had no cash or cash equivalents on hand. Cash is held at the Series level. On a total combined basis, as of June 30, 2022 the Series in the aggregate had $219,938 on hand. The following table summarizes the cash and cash equivalents by Series:

Series	Cash and Cash Equivalents
Landa Series 996 Greenwood Avenue NE	$41,485
Landa Series 6696 Mableton Parkway SE	9,066
Landa Series 368 Irwin Street NE	23,596
Landa Series 1363 Hancock Street	64,003
Landa Series 24 Ditmars Street	38,926
Landa Series 132 Cornelia Street	42,862
Total Combined	$219,938

The changes in cash and restricted cash were a result of ongoing operations, including rental income received and Property maintenance costs for each Series.

For more information on each note please see Note 7, Related Party Transactions, in our financial statements.

Acquisition Note Payable

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series.

Series	Original Outstanding Amount(1)	Annual Interest Rate	Loan Date	Current Amount Outstanding(2)
Landa Series 996 Greenwood Avenue NE	$2,542,151	4.5%	01/14/2022	$2,542,151
Landa Series 6696 Mableton Parkway SE	$505,527	4.5%	01/14/2022	$505,527
Landa Series 368 Irwin Street NE	$1,196,951	4.5%	05/09/2022	$1,196,951
Landa Series 1363 Hancock Street	$2,736,598	4.5%	05/09/2022	$2,736,598
Landa Series 24 Ditmars Street	$2,014,427	4.5%	01/14/2022	$2,014,427
Landa Series 132 Cornelia Street	$1,901,367	4.5%	05/09/2022	$1,901,367

(1)	The principal amount is due and payable by the Series within 30 days after the demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.
(2)	The current amount outstanding as of June 30, 2022.

Plan of Operations

We plan to launch an as of yet undetermined number of additional Series and related offerings in the next twelve (12) months with properties that we acquire from our affiliates, including Landa Properties. The proceeds from any additional offerings closed during the next twelve (12) months will be used for, among other things, the acquisition of Properties by the Series conducting the offerings. No investor in any Series will, by virtue of its interest in such Series, including its underlying Property, have any interest in, or rights to acquire an interest in, any other Series.

While each Series intends to hold its Property indefinitely, as each Property reaches what the Manager believes to be its optimum value, the Manager may consider disposing of such Property. Please see “Description of our Business – Our Manager – Disposition Policies” in our Offering Circular, which can be found here and is incorporated herein by reference, for more information about our disposition policy with respect to the Properties.

We expect that the rental income earned from each Series’ Property will satisfy each Series’ cash requirements. Each Series may seek additional capital in the form of debt financing from other financing sources to satisfy any additional cash requirements, including a related-party loan between each Series and the Manager.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the periods presented, and does not currently have, any off-balance sheet arrangements

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting Policies, in our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective June 24, 2022.

We determine revenue recognition through the following steps:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Operating Expenses

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than 7%.

Fees to the Manager

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Brokerage Fee: The broker of record for each Offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each Series’ Offering. We comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of a Series’ Offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an Offering or to expense if the Offering is not completed.

Administrative Costs: In accordance with FASB ASC 720, administrative costs, including accounting fees and legal fees, are expensed as incurred. See “Item 1. Business—Operating Expenses” for additional information.

For more information about the fees payable to the Manager, please see “Description of our Business—Our Manager—Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings (Loss) / Income per Membership Interest

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, Earnings per Share. For each Series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding interests in that particular Series during the year.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted this new standard upon formation in October 2019. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Transactions, in our financial statements.

Subsequent Events

For further information regarding “Subsequent Events,” please see Note 10, Subsequent Events, in our financial statements.

Item 2. Other Information

None.

Item 3. Financial Statements

LANDA APP 3 LLC

LANDA APP 3 LLC SERIES GROUP (SERIES)

COMBINED BALANCE SHEET

AS OF JUNE 30, 2022

Total Combined Balance Sheet
Cash & restricted cash	$219,938
Offering receivable	142,983
Accounts receivable - tenants	390
Due from related party	467,704
Investments in multifamily rental property	10,238,191
Less: accumulated depreciation	(4,989)

Total Assets	$11,064,217

Tenant security deposit	$29,750
Acquisition note payable	10,897,021
Total Liabilities	10,926,771

Members' equity	142,983
Retained earnings	(5,537)

Total Liabilities and Members' Equity	$11,064,217

The accompanying notes are an integral part of these combined unaudited financial statements.

LANDA APP 3 LLC

LANDA APP 3 LLC SERIES GROUP (SERIES)

COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JUNE 24, 2022 (INCEPTION)

THROUGH JUNE 30, 2022 (UNAUDITED)

Total Combined Statement of Operations
Rental income	$9,986

Expenses
Management fee	598
Advertising	450
Insurance expense	372
Real estate taxes	1,055
Depreciation expense	4,989
Interest expense	8,059
Total expenses	15,523

Net income (loss) before provision for income tax	(5,537)

Provision for income taxes	-

Net income (loss)	$(5,537)

The accompanying notes are an integral part of these combined unaudited financial statements.

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

COMBINED STATEMENT OF MEMBERS’ EQUITY

FOR THE PERIOD FROM JUNE 24, 2022 (INCEPTION)

THROUGH JUNE 30, 2022 (UNAUDITED)

Total Combined Members’ Equity
Opening Balance June 24, 2022	$-

Proceeds from sales of membership interests	142,983

Net income (loss)	(5,537)

Members’ Equity as of June 30, 2022	$137,446

The accompanying notes are an integral part of these combined unaudited financial statements.

LANDA APP 3 LLC

LANDA APP 3 LLC SERIES GROUP (SERIES)

COMBINED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JUNE 24, 2022 (INCEPTION)

THROUGH JUNE 30, 2022 (UNAUDITED)

Total Combined Statement of Cash Flows
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,537)
Adjustments to reconcile net income (loss) to net cash used in operating activities-
Increase in depreciation	4,989
Changes in assets and liabilities-
Increase in due from related party	(467,704)
Decrease in other assets	(143,373)
Increase in tenant security deposits	29,750

Net cash used in operating activities	(581,875)

CASH FLOWS FROM INVESTING ACTIVITIES:

Increase in investments in multifamily rental property	(10,238,191)

Net cash used in investing activities	(10,238,191)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder proceeds	142,983
Proceeds from acquisition note	10,897,021

Net cash provided by financing activities	11,040,004

NET INCREASE IN CASH	$219,938

CASH BALANCE - BEGINNING OF PERIOD	$-

CASH BALANCE - END OF PERIOD	$219,938

The accompanying notes are an integral part of these combined unaudited financial statements.

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

AS OF JUNE 30, 2022 (UNAUDITED)

	Landa App 3 LLC	Landa Series 996 Greenwood Avenue NE	Landa Series 6696 Mableton Parkway SE	Landa Series 368 Irwin Street NE	Landa Series 1363 Hancock Street
Assets
Cash & restricted cash	$-	$41,485	$9,066	$23,596	$64,003
Offering receivable	-	1,627	2,952	18,352	52,366
Accounts receivable - tenant	-	-	-	-	390
Investments in multifamily rental property	-	2,184,440	486,145	1,154,806	2,624,295
Less: accumulated depreciation	-	(1,168)	(202)	(552)	(1,255)
Due from related party	-	315,479	10,396	21,054	63,056
Total Assets	$-	2,541,863	508,357	1,217,256	2,802,855

Liabilities
Acquisition note payable	$-	$2,542,151	$505,527	$1,196,951	$2,736,598
Tenant security deposits	-	875	-	1,925	14,700
Total Liabilities	-	2,543,026	505,527	1,198,876	2,751,298

Members’ Equity
Members equity	-	1,627	2,952	18,352	52,366
Retained earnings	-	(2,790)	(122)	28	(809)
Total Liabilities and Members’ Equity	$-	$2,541,863	$508,357	$1,217,256	$2,802,855

The accompanying notes are an integral part of these combining unaudited financial statements.

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

AS OF JUNE 30, 2022 (UNAUDITED) (CONTINUED)

	Landa Series 24 Ditmar Street	Landa Series 132 Cornelia Street	Total Combining Balance Sheets
Assets
Cash & restricted cash	$38,926	$42,862	$219,938
Offering receivable	41,263	26,423	142,983
Accounts receivable - tenant	-	-	390
Investments in multifamily rental property	1,973,751	1,814,754	10,238,191
Less: accumulated depreciation	(944)	(868)	(4,989)
Due from related party	5,075	52,644	467,704
Total Assets	$2,058,071	$1,935,815	$11,064,217

Liabilities
Acquisition note payable	$2,014,427	$1,901,367	$10,897,021
Tenant security deposits	3,500	8,750	29,750
Total Liabilities	2,017,927	1,910,117	10,926,771

Members’ Equity
Members equity	41,263	26,423	142,983
Retained earnings	(1,119)	(725)	(5,537)
Total Liabilities and Members’ Equity	$2,058,071	$1,935,815	$11,064,217

The accompanying notes are an integral part of these combining unaudited financial statements.

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JUNE 24, 2022 (INCEPTION)

THROUGH JUNE 30, 2022 (UNAUDITED)

	Landa App 3 LLC	Landa Series 996 Greenwood Avenue NE	Landa Series 6696 Mableton Parkway SE	Landa Series 368 Irwin Street NE	Landa Series 1363 Hancock Street

Rental income	$-	$830	$586	$1,844	$2,940

Expenses
Management fee	-	66	47	148	147
Insurance expense	-	112	18	16	114
Real estate taxes	-	394	67	215	209
Depreciation expense	-	1,168	202	552	1,255
Interest expense	-	1,880	374	885	2,024
Advertising	-	-	-	-	-
Total expenses	-	3,620	708	1,816	3,749

Net income (loss) before provision for income tax	-	(2,790)	(122)	28	(809)
Provision for income taxes	-	-	-	-	-
Net income (loss)	$-	$(2,790)	$(122)	$28	$(809)

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

COMBINED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JUNE 24, 2022 (INCEPTION)

THROUGH JUNE 30, 2022 (UNAUDITED) (CONTINUED)

	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Total Combining Statements of Operations

Rental Income	$1,995	$1,791	$9,986

Expenses
Management fee	100	90	598
Insurance expense	58	54	372
Real estate taxes	72	98	1,055
Depreciation expense	944	868	4,989
Interest expense	1,490	1,406	8,059
Advertising	450	-	450
Total expenses	3,114	2,516	15,523

Net income (loss) before provision for income tax	(1,119)	(725)	(5,537)
Provision for income taxes	-	-	-
Net income (loss)	$(1119)	$(725)	$(5,537)

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE PERIOD FROM JUNE 24, 2022 (INCEPTION)

THROUGH JUNE 30, 2022 (UNAUDITED)

	Landa App 3 LLC	Landa Series 996 Greenwood Avenue NE	Landa Series 6696 Mableton Parkway SE	Landa Series 368 Irwin Street NE	Landa Series 1363 Hancock Street
Opening Balance June 24, 2022	$-	$-	$-	$-	$-
Proceeds from sales of membership interests	-	1,627	2,952	18,352	52,366
Net income (loss)	-	(2,790)	(122)	28	(809)
Members’ Equity as of June 30, 2022	$-	$(1,163)	$2,830	$18,380	$51,557

	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Total Combining Statements of Members’ Equity
Opening Balance June 24, 2022	$-	$-	$-
Proceeds from sales of membership interests	41,263	26,423	142,983
Net income (loss)	(1,119)	(725)	(5,537)
Members’ Equity as of June 30, 2022	$40,144	$25,698	$137,446

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JUNE 24, 2022 (INCEPTION)

THROUGH JUNE 30, 2022 (UNAUDITED)

	Landa App 3 LLC	Landa Series 996 Greenwood Avenue NE	Landa Series 6696 Mableton Parkway SE	Landa Series 368 Irwin Street NE
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$-	$(2,790)	$(122)	$28
Adjustments to reconcile net income (loss) to net cash used in operating activities-
Increase in depreciation	-	1,168	202	552
Changes in assets and liabilities-
Increase in due from related party	-	(315,479)	(10,396)	(21,054)
Decrease in other assets	-	(1,627)	(2,952)	(18,352)
Increase in tenant security deposits	-	875	-	1,925

Net cash used in operating activities	-	(317,853)	(13,268)	(36,901)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in investments in multifamily rental property	-	(2,184,440)	(486,145)	(1,154,806)

Net cash used in investing activities	-	(2,184,440)	(486,145)	(1,154,806)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder proceeds	-	1,627	2,952	18,352
Proceeds from acquisition note	-	2,542,151	505,527	1,196,951

Net cash provided by financing activities	-	2,543,778	508,479	1,215,303

NET INCREASE IN CASH	$-	$41,485	$9,066	$23,596

CASH BALANCE - BEGINNING OF PERIOD	$-	$-	$-	$-

CASH BALANCE - END OF PERIOD	$-	$41,485	$9,066	$23,596

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JUNE 24, 2022 (INCEPTION)

THROUGH JUNE 30, 2022 (UNAUDITED) (CONTINUED)

	Landa Series 1363 Hancock Street	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Total Combining Statements of Cash Flows
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(809)	$(1,119)	$(725)	$(5,537)
Adjustments to reconcile net income (loss) to net cash used in operating activities-
Increase in depreciation	1,255	944	868	4,989
Changes in assets and liabilities-
Increase in due from related party	(63,056)	(5,075)	(52,644)	(467,704)
Decrease in other assets	(52,756)	(41,263)	(26,423)	(143,373)
Increase in tenant security deposits	14,700	3,500	8,750	29,750

Net cash used in operating activities	(100,666)	(43,013)	(70,174)	(581,875)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in investments in multifamily rental property	(2,624,295)	(1,973,751)	(1,814,754)	$(10,238,191)

Net cash used in investing activities	(2,624,295)	(1,973,751)	(1,814,754)	(10,238,191)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder proceeds	52,366	41,263	26,423	142,983
Proceeds from acquisition note	2,736,598	2,014,427	1,901,367	10,897,021

Net cash provided by financing activities	2,788,964	2,055,690	1,927,790	11,040,004

NET INCREASE IN CASH	$64,003	$38,926	$42,862	$219,938

CASH BALANCE - BEGINNING OF PERIOD	$-	$-	$-	$-

CASH BALANCE - END OF PERIOD	$64,003	$38,926	$42,862	$219,938

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP 3 LLC (LANDA APP 3)

LANDA APP 3 SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Landa App 3 LLC (the “Company,” “us,” “we,” or “our”), is currently a Delaware series limited liability company organized in September, 2021. The Company is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating agreement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the asset manager for the real estate properties owned by the Company and each underlying Series (as defined below). The Company was formed to engage in the business of acquiring, managing and renting multi-family properties (the “Property”, and collectively, the “Properties”). The Company has created, and it is expected that the Company will continue to create, separate series of interests under the Company (each a “Series”), that each Property will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interest, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation. The Company and each Series grouped together, (the “Landa App Series Group,”) are herein, referred to as (the “Combined Group”).

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Each Series has commenced its planned operations. However, each Series is dependent upon additional capital resources from its planned offering. Each Series is subject to significant risks and uncertainties, including failing to secure funding to commence the Series’ planned operations or failing to profitably operate the business.

As a result, the accompanying financial statements for the Combined Group have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Going Concern

The Combined Group’s ability to continue as a going concern for the next twelve months is dependent upon, among other things, the ability to successfully implement the business model, raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Combined Group will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Combined Group to continue as a going concern for the next twelve months from the date the financial statements are issued.

The financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Combined Group be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements of Landa App 3 LLC and each of the Series are being presented on a combined basis, in accordance with U.S. GAAP (ASC 810, Consolidation) due to common control by Landa Holdings, Inc., in its capacity as Manager to the Company and each Series.

In the opinion of management, these financial statements reflect all adjustments consisting of normal recurring accruals, necessary for a fair statement of financial position, results of operations and cash flows for such periods. The results of operations for any interim period are not necessarily indicative of the results for the full year.

The combined financial statements include the six (6) multi-family properties located in Atlanta metropolitan area in the state of Georgia and in Brooklyn New York. In July 2022, Landa Properties transferred title to each of the following Series set forth below.

Series Name
1	Landa Series 996 Greenwood Avenue NE
2	Landa Series 6696 Mableton Parkway SE
3	Landa Series 368 Irwin Street
4	Landa Series 1363 Hancock Street
5	Landa Series 24 Ditmars Street
6	Landa Series 132 Cornelia Street

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Cash and Restricted Cash

Each Series held the following amount of cash and restricted cash as of June 30, 2022.

Series	Cash and Cash Equivalents
Landa Series 996 Greenwood Avenue NE	$41,485
Landa Series 6696 Mableton Parkway SE	9,066
Landa Series 368 Irwin Street NE	23,596
Landa Series 1363 Hancock Street	64,003
Landa Series 24 Ditmars Street	38,926
Landa Series 132 Cornelia Street	42,862
Total Combined	$219,938

Cash includes all cash balances. Restricted cash includes tenant security deposits.

As a matter of performing its duties, the Manager at time will collect and hold cash on behalf of the Property. See Note 7: Related Party Transactions for more details.

Revenue

Revenues are generated at the Series level. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of the resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the combined financial statements.

Real Estate Property Acquisitions

Upon acquisition from a third-party, we evaluate our acquired multi-family properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

The value of acquired lease-related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (less than one year).

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

In July 2022, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Real Estate Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2022.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year.

Income Taxes

The Company intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code of 1986. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2022.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series is subject to incomes taxes for US Federal purposes and in the states of Georgia and New York. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

The Manager will pay all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware, Georgia, and New York. In addition, the Manager will pay all costs incurred in connection with each Offering.

3. RECENT ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2022, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

5. INVESTMENTS IN MULTIFAMILY RENTAL PROPERTIES

The following table sets forth the net carrying amount associated with each Series’ Property by component as of June 30, 2022.

	June 30, 2022
Series(1)	Building & Improvements	Land	Total Gross Investments	Less: Accumulated Depreciation	Investments in Multifamily Rental Property
Landa Series 996 Greenwood Avenue NE	$1,954,200	$230,240	$2,184,440	$(1,168)	$2,183,272
Landa Series 6696 Mableton Parkway SE	338,357	147,788	486,145	(202)	485,943
Landa Series 368 Irwin Street NE	923,845	230,961	1,154,806	(552)	1,154,254
Landa Series 1363 Hancock Street	2,099,436	524,859	2,624,295	(1,255)	2,623,040
Landa Series 24 Ditmars Street	1,579,001	394,750	1,973,751	(944)	1,972,807
Landa Series 132 Cornelia Street	1,451,803	362,951	1,814,754	(868)	1,813,886
Total Combined	$8,346,642	$1,891,549	$10,238,191	$(4,989)	$10,233,202

(1) Landa Properties transferred title to its applicable Series in July 2022.

Each Series recognized the following in depreciation expense:

For the Period from June 24, 2022 (Inception) through June 30, 2022
Series	Depreciation Expense
Landa Series 996 Greenwood Avenue NE	$1,168
Landa Series 6696 Mableton Parkway SE	202
Landa Series 368 Irwin Street NE	552
Landa Series 1363 Hancock Street	1,255
Landa Series 24 Ditmars Street	944
Landa Series 132 Cornelia Street	868
Total Combined	$4,989

6. MEMBERS’ EQUITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

7. RELATED PARTY TRANSACTIONS

Acquisition Note Payable

Series	Original Outstanding Amount(1)	Annual Interest Rate	Loan Date	Outstanding Amount As of June 30, 2022
Landa Series 996 Greenwood Avenue NE	$2,542,151	4.5%	01/14/2022	$2,542,151
Landa Series 6696 Mableton Parkway SE	$505,527	4.5%	01/14/2022	$505,527
Landa Series 368 Irwin Street NE	$1,196,951	4.5%	05/09/2022	$1,196,951
Landa Series 1363 Hancock Street	$2,736,598	4.5%	05/09/2022	$2,736,598
Landa Series 24 Ditmars Street	$2,014,427	4.5%	01/14/2022	$2,014,427
Landa Series 132 Cornelia Street	$1,901,367	4.5%	05/09/2022	$1,901,367

(1)	The principal amount is due and payable by the Series within 30 days after the demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

Management Fee

The Manager receive fees, reimbursements, and compensation in connection with the acquisition and Property management of the Series’ real estate investments. The following shows the amounts received from each Series for property management fees:

For the Period from June 24, 2022 (Inception) through June 30, 2022
Series	Property Management Fee
Landa Series 996 Greenwood Avenue NE	$66
Landa Series 6696 Mableton Parkway SE	47
Landa Series 368 Irwin Street NE	148
Landa Series 1363 Hancock Street	147
Landa Series 24 Ditmars Street	100
Landa Series 132 Cornelia Street	90
Total Combined	$598

Due from Related Party

As part of its role as property manager, the Manager at times will collect rent on behalf of each of the Series. The Series will also reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to each of the series. The following table sets forth the net amount as of June 30, 2022.

June 30, 2022
Series	Due From Related Party
Landa Series 996 Greenwood Avenue NE	$315,479
Landa Series 6696 Mableton Parkway SE	10,396
Landa Series 368 Irwin Street NE	21,054
Landa Series 1363 Hancock Street	63 056
Landa Series 24 Ditmars Street	5,075
Landa Series 132 Cornelia Street	52,644
Total Combined	$467,704

8. OTHER ASSETS AND LIABILITIES

Each of the Series’ balance in other assets as of June 30, 2022 is as follows:

June 30, 2022
Series	Rent Receivable
Landa Series 996 Greenwood Avenue NE	$-
Landa Series 6696 Mableton Parkway SE	-
Landa Series 368 Irwin Street	-
Landa Series 1363 Hancock Street	390
Landa Series 24 Ditmars Street	-
Landa Series 132 Cornelia Street	-
Total Combined	$390

Each of the Series’ balance in other liabilities as of June 30, 2022 is as follows:

	June 30, 2022
Series	Security Deposits	Total Other Liabilities
Landa Series 996 Greenwood Avenue NE	$875	$-
Landa Series 6696 Mableton Parkway SE	-	-
Landa Series 368 Irwin Street NE	1,925	-
Landa Series 1363 Hancock Street	14,700	-
Landa Series 24 Ditmars Street	3,500	-
Landa Series 132 Cornelia Street	8,750	-
Total Combined	$29,750	$-

9. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

As of the date of the accompanying unaudited financial statements, the Company was not a party in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of its business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that would have a material adverse effect on the financial condition or results of operations of the Company.

10. SUBSEQUENT EVENTS

In July 2022, Landa Properties transferred title to the following Properties to the applicable Series:

	Series	Property
1.	Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	6696 Mableton Parkway SE, Mableton, GA 30126
2.	Landa App 3 LLC – 996 Greenwood Ave NE Atlanta GA LLC	996 Greenwood Ave NE, Atlanta, GA 30306
3.	Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC	24 Ditmars Street, Brooklyn, NY 11221
4.	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	1363 Hancock Street, Brooklyn, NY 11237
5.	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	132 Cornelia Street, Brooklyn, NY 11221
6.	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	368 Irwin Street NE, Atlanta, GA 30312

In August 2022, the Company refinanced a portion of each of the Acquisition Notes with respect to the Series with senior secured loans provided by IceCap Sub-REIT II, LLC (“IceCap”) and Conventus LLC (“Conventus”). In connection with the refinancings, the Company entered into two loans with IceCap (the “Ice Cap Loans”) and four loans with Conventus, in the amounts and on the terms set forth below.

Lender	Property	Principal Amount	Annual Interest Rate		Interest Payment Commencement Date	Maturity Date
IceCap	1363 Hancock Street, Brooklyn, NY 11211	$1,225,000	9.307	%*	October 1, 2022	September 1, 2023
IceCap	996 Greenwood Ave NE, Atlanta, GA 30306	$1,012,000	9.307	%*	October 1, 2022	September 1, 2023
Conventus	6696 Mableton Parkway SE, Mableton, GA 30126	$341,250	8.990	%**	October 1, 2022	September 1, 2023
Conventus	368 Irwin Street NE, Atlanta, GA 30312	$810,000	8.990	%**	October 1, 2022	September 1, 2023
Conventus	132 Cornelia Street, Brooklyn, NY 11221	$1,256,250	8.990	%**	October 1, 2022	September 1, 2023
Conventus	24 Ditmars Street, Brooklyn, NY 11221	$1,277,500	8.990	%**	October 1, 2022	September 1, 2023

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through September 27, 2022, the date these unaudited financial statements were available to be issued. All significant events have been disclosed.

Item 4. Exhibit Index

Exhibit No.	Exhibit Description
2.1	Certificate of Formation of Landa App 3 LLC (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company's Form 1-A filed March 1, 2022)*
2.2	Limited Liability Company Operating Agreement of Landa App 3 LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed March 1, 2022)*
3.1	Form of Series Designation** (see “Description of the Properties” in the Company’s Form 1-A POS filed June 14, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Series Designation)
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company's Form 1-A filed March 1, 2022)*
6.1	Form of Management Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company's Form 1-A filed March 1, 2022)*
6.2	Broker Dealer Services Agreement by and between Dalmore Group, LLC and Landa App 3 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company's Form 1-A filed March 1, 2022)*
6.3	Landa Mobile App License Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company's Form 1-A filed March 1, 2022)*
6.4	Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App 3 Series (Acquisition Note)* (see “Description of the Properties – Loans” of the Company’s Form 1-A filed March 1, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for a schedule of certain material business terms of each Promissory Note with respect to each Series)
6.5	Form of NY Lease Agreement* (see “Description of the Properties” of the Company’s Form 1-A filed March 1, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material business terms of each lease with respect to each Series that owns Property in New York)
6.6	Form of GA Lease Agreement* (see “Description of the Properties” of the Company’s Form 1-A filed March 1, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material business terms of each lease with respect to each Series that owns Property in Georgia)
6.7	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App 3 LLC and each of the Series set forth therein (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company's Form 1-A filed March 1, 2022)*
6.8	Lease Agreement for 1363 Hancock Street, Brooklyn, NY 11211 Unit 1F (incorporated by reference to the copy thereof filed as Exhibit 6.8 to the Company's Form 1-A/A filed May 23, 2022)*
6.9	Lease Agreement for 1363 Hancock Street, Brooklyn, NY 11211 Unit 1R (incorporated by reference to the copy thereof filed as Exhibit 6.9 to the Company's Form 1-A/A filed May 23, 2022)*
6.10	Lease Agreement for 1363 Hancock Street, Brooklyn, NY 11211 Unit 2F (incorporated by reference to the copy thereof filed as Exhibit 6.10 to the Company's Form 1-A/A filed May 23, 2022)*
6.11	Lease Agreement for 1363 Hancock Street, Brooklyn, NY 11211 Unit 2R (incorporated by reference to the copy thereof filed as Exhibit 6.11 to the Company's Form 1-A/A filed May 23, 2022)*
6.12	Lease Agreement for 1363 Hancock Street, Brooklyn, NY 11211 Unit 3 (incorporated by reference to the copy thereof filed as Exhibit 6.12 to the Company's Form 1-A/A filed May 23, 2022)*
6.13	Lease Agreement for 24 Ditmars Street, Brooklyn, NY, 11221 Unit 3 (incorporated by reference to the copy thereof filed as Exhibit 6.13 to the Company's Form 1-A/A filed May 23, 2022)*
6.14	Lease Agreement for 132 Cornelia Street, Brooklyn, NY 11221 Unit 3 (incorporated by reference to the copy thereof filed as Exhibit 6.14 to the Company's Form 1-A/A filed May 23, 2022)*

*	Previously filed

**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App 3 LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: September 27, 2022

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	September 27, 2022
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Yishai Cohen	Head of Finance of Landa Holdings, Inc.	September 27, 2022
Yishai Cohen	(Principal Financial Officer and Principal Accounting Officer)